Independent Auditors' Consent




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:

We consent to incorporation by reference in the Registration Statement (No.33-51907) on Form S-8 of Federated Department Stores, Inc. of our report dated June 26, 2000, related to the statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 1999 annual report on Form 11-K of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan.




                                   KPMG LLP


Cincinnati, Ohio
June 26, 2000